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SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT

                               ------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR
              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                          COMMISSION FILE NUMBER 1-8661

     A. FULL TITLE OF THE PLAN: CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES.

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                   The Chubb Corporation (the "Corporation")

                             15 Mountain View Road

                                 P.O. Box 1615

                        Warren, New Jersey 07061 - 1615

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                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              DEC. 31, 1999   DEC. 31, 1998
                                                              -------------   -------------
Beneficial interest in The Chubb Corporation
  Master Trust (Notes 1 and 3)..............................  $683,184,764    $601,499,748
                                                              ------------    ------------
     Net Assets Available for Benefits......................  $683,184,764    $601,499,748
                                                              ============    ============

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 1999

Contributions
  Employees:
     Participants...........................................  $    847,045
     Pay conversion.........................................    24,919,743
     Rollovers and transfers from other plans...............     5,260,241
                                                              ------------
          Total employees...................................    31,027,029
  Employer Match............................................    14,631,797
Net increase (decrease) resulting from investment in The
  Chubb Corporation Master Trust (Note 3)...................    73,542,442
Distributions to participants...............................   (37,260,614)
Forfeitures.................................................      (255,638)
                                                              ------------
Increase in net assets available for benefits...............    81,685,016
Net assets available for benefits at December 31, 1998......   601,499,748
                                                              ------------
Net assets available for benefits at December 31, 1999......  $683,184,764
                                                              ============

                            See accompanying notes.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment valuation

     The Plan's assets at December 31, 1999 are held by The Chubb Corporation Master Trust ("Master Trust") along with the assets of the Corporation's Employee Stock Ownership Plan.

     The Trust Fund's assets are valued as follows:

        - The Plan's investment in the Master Trust is stated at fair value, which is the redemption price of the Master Trust's Investments.

        - Marketable equity and debt securities traded on a national securities exchange are valued at the last reported sale price on the last business day of the year. Such securities traded in the over-the-counter market are valued at the closing bid price on the last business day of the calendar year.

        - Interests in commingled trust funds, mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

        - Participants' notes are valued at the unpaid principal balances, with maturities ranging from one to ten years. Notes executed during the period September 30, 1989 through March 20, 1994 bear interest at a rate which is equal to the prime rate charged by Citibank, N.A. as of the applicable valuation date next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Notes executed after March 20, 1994 bear interest at a rate which is equal to the prime rate as reported in the Wall Street Journal on the last business day of the month next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law.

        - The Fixed Income Fund is invested substantially or wholly in contracts with one or more banks, insurance companies or other financial institutions under which the Fund receives a specified rate of interest, fixed income securities related to such contracts, securities issued or guaranteed by the United States government or any instrumentality or agency thereof, and other short term instruments designed to provide the Fund with adequate liquidity. The investment contracts are fully benefit responsive and are valued at contract value, which approximates fair value therefore, no valuation reserve is required. Contract value represents contributions to the fund plus interest accrued less redemptions. The crediting interest rates for calendar years 1999 and 1998 ranged from 7.35% to 5.23%. Generally, crediting interest rates reset quarterly or annually. However, some rates extend through the maturity date of the contract. The average yield for the calendar years 1999 and 1998 were 6.51% and 6.65%, respectively. These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

  Security transactions

     Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.

     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

  Administrative and investment management expenses

     All expenses related to the administration of the Plan and all fees paid to the trustee and other investment managers for the management of the Plan's investments, except for brokerage commissions and transfer taxes are expected, but not required to be paid by The Chubb Corporation, Chubb & Son Inc. and Participating

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
                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
Affiliates (the "Employers" or "Plan Sponsors"). The Plan Administrator, the Profit Sharing Committee, is authorized to charge Participants account maintenance fees.

     In 1999 and 1998, virtually all expenses were paid by the employers on behalf of the Plan.

  Income tax status

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 22, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter. The Plan administrator and its counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Statement of Position 99-3

     During 1999, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. Accordingly, certain prior year amounts have been reclassified to conform to the 1999 presentation.

2.  PLAN DESCRIPTION

     The following is an overall description of the Plan. More detailed information may be obtained in the Plan document which is maintained by the Plan Administrator.

     The Plan is a defined contribution plan. Generally, each employee is eligible to participate in the Plan either upon the completion of one year of service and the attainment of age 21 or the completion of two years of service.

     Under the Plan, a participant may elect to have part of his or her salary otherwise due from the Employer contributed to the Plan by such Employer on a pre-tax basis (the employer pay conversion contribution) or after tax basis (participant contribution). The Plan is funded on a semi-monthly basis. Pre-tax contributions are subject to an annual limitation of $10,000 in 1999, which may be increased annually based on the Consumer Price Index. A participant's pre-tax pay conversion contributions are matched dollar for dollar up to the first 4% of compensation (the employer matching contribution). In addition, employees may make rollover contributions from other qualified plans.

     The Plan allows each participant the option of investing his or her own contribution and his or her share of the employer's matching contribution in several investment funds. Effective June 1, 1999, one additional fund, the Fidelity Fund was added to the Plan. Effective June 1, 1999, the Vanguard Value Index Fund was added, replacing the Strong Schafer Value Fund as the Plan's Value Equity option. Participants may, subject to limitations, transfer their investments between funds at their own request. Generally, the investments of the individual funds are managed by several outside investment managers, subject to the Plan's guidelines.

     A separate account is maintained for each participant. Each participant employed prior to December 31, 1992 has a 100% vested nonforfeitable interest in all units credited to his or her account. A participant hired after December 31, 1992 is required to complete five years of service in order to have a 100% vested nonforfeitable interest in units credited to his or her account attributable to the employer matching

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

2.  PLAN DESCRIPTION -- (CONTINUED)
contribution and earnings on the employer matching contribution. Service with affiliated non-participating companies is considered in calculating vesting and participation service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions or pay plan expenses.

     A participant may withdraw any amount which does not exceed the aggregate current value of his or her own participant contributions, subject to certain limitations. In the event of financial hardship, there are provisions, subject to limitations and penalties, which will permit an active participant to withdraw certain other amounts from his or her account. All withdrawals must be in cash.

     Participants may obtain loans from the Plan pursuant to the provisions specified in the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's semi-monthly paychecks, and the outstanding principal amounts of any loans can be prepaid on any applicable valuation date. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's rights to receive further loans under the Plan.

     Upon retirement, the balance in a participant's account is payable to him or her in a lump sum or in installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of installments until the day following any applicable valuation date, then elected by him or her, which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. In the event of termination of employment other than by reason of retirement, disability or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant's account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to leave the units invested in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as received by the participant prior to death, or (c) installment payments in accordance with the Plan, regardless of method received by participant prior to death.

     Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation Stock Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

     While the Employers have not expressed any intent to terminate the Plan, they are free to do so at any time subject to the provisions of ERISA. In the event of such a termination, each affected participant is entitled to receive the value of his or her account.

3.  INVESTMENTS

     The Trust Fund is managed by Fidelity Management Trust Company (the "Trustee"). The Trustee and certain investment managers have full discretionary authority for the purchase and sale of investments subject to certain limitations on the composition of the portfolio as specified in the master trust agreement.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

3.  INVESTMENTS -- (CONTINUED)
     The Plan's investments are in the Master Trust which was established for the investment of assets of the Plan and the Corporation's Employee Stock Ownership Plan. Each participating plan has an undivided interest in the Master Trust. At December 31, 1999 and 1998, the Plan's interest in the net assets of The Chubb Corporation Master Trust was approximately 67% and 60% respectively. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

     The following table presents the fair value of investments for the Master Trust at December 31, 1999 and 1998. Investments that represent 5% or more of the Master Trust investments as of December 31, 1999 and 1998 are separately identified.

                                                             DECEMBER 31, 1999    DECEMBER 31, 1998
                                                             -----------------    -----------------
INVESTMENTS, AT FAIR VALUE:
Fixed Income Securities
  Investments in Insurance and Bank Contracts..............   $  170,637,022       $  166,001,126
The Chubb Corporation Common Stock.........................   $  429,837,560       $  511,079,736
Mutual Funds
  Spartan U.S. Equity Index Fund...........................   $  161,177,380       $  132,423,032
  Fidelity Contrafund Fund.................................       84,913,784           62,353,720
  Other....................................................      145,283,733          104,173,030
                                                              --------------       --------------
          Subtotal.........................................   $  391,374,897       $  298,949,782
                                                              --------------       --------------
Money Market Funds.........................................   $   12,986,118       $    9,543,667
Participant Loans..........................................       19,960,892           19,441,401
                                                              --------------       --------------
          TOTAL............................................   $1,024,796,489       $1,005,015,712
                                                              ==============       ==============

     Investment income for the Master Trust is as follows:

                                                                YEAR ENDED DECEMBER 31, 1999
                                                                ----------------------------
Net Appreciation (depreciation) in fair value of investments determined by quoted market price:
The Chubb Corporation Common Stock..........................            $(63,245,432)
Mutual Funds................................................              48,637,796
                                                                        ------------
          Subtotal..........................................            $(14,607,636)
Interest and Dividend Income................................              43,423,075
                                                                        ------------
                                                                        $ 28,815,439
                                                                        ============

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                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

4.  UNITS OF PARTICIPATION AND VALUES

     The interest of an employee in the investment chosen is represented by units of participation. Effective July 1, 1997, investment values are reported in shares rather than units, in order for participants to more easily track fund performance.

5.  FUND BALANCES DUE PARTICIPANTS

     Amounts allocated to accounts of Participants who have withdrawn from participation in the Plan at December 31, 1998 were $2,309.

     For the purpose of preparing the Plan's Form 5500, the Department of Labor Rules and Regulations require that these amounts be reported as liabilities. Distributions to Participants on Form 5500 also differ for this reason.

                         REPORT OF INDEPENDENT AUDITORS

The Profit Sharing Committee
Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates

     We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates as of December 31, 1999 and 1998, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates at December 31, 1999 and 1998 and the Changes in its Net Assets Available for Plan Benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

New York, New York
June 23, 2000

                            ------------------------

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements (Form S-8: No. 33-12208, No. 33-29185, No. 33-30020, No. 33-49230 and No.
33-49232) pertaining to the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates and in the related Prospectuses of our report dated June 23, 2000 with respect to the financial statements of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

                                          ERNST & YOUNG LLP

New York, New York
June 23, 2000

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

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PROFIT SHARING COMMITTEE OF THE CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                   CAPITAL ACCUMULATION PLAN OF
                                     THE CHUBB CORPORATION, CHUBB & SON INC. and
                                     PARTICIPATING AFFILIATES

                                        By:           DONALD B. LAWSON
                                             DONALD B. LAWSON, A MEMBER OF THE
                                                PROFIT SHARING COMMITTEE

Dated:  June 23, 2000

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